Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below), dated June 14 , 2006, and the related Letter of Transmittal (as defined below), and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Piper Jaffray & Co. (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdictions.
NOTICE OF OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
of
LASERSCOPE
at
$31.00 Net Per Share
by
KERMIT MERGER CORP.
an indirect subsidiary of
AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
     Kermit Merger Corp., a California corporation (“Purchaser”) and an indirect subsidiary of American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), is offering to purchase all of the outstanding shares of common stock of Laserscope, no par value (the “Shares”), at a price of $31.00 per Share, net to the seller in cash (the “Offer Price”), less any required withholding of taxes and without payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their name and who tender directly to American Stock Transfer & Trust Company (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. AMS or Purchaser will pay all charges and expenses of the Depositary and the Dealer Manager incurred in connection with the Offer, as well as charges and expenses of Georgeson Shareholder Communications, Inc., which is acting as information agent (the “Information Agent”), incurred in connection with this summary advertisement. Laserscope will pay all other charges and expenses of the Information Agent incurred in connection with the Offer. Following the successful completion of the Offer, AMS intends to effect the Merger (as defined below) of Purchaser and Laserscope, unless it is not lawful to do so.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, CENTRAL TIME, ON JULY 12, 2006, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 3, 2006 (the “Merger Agreement”), by and among AMS, Purchaser and Laserscope. The purpose of the Offer is to acquire control of, and the entire common equity interest in, Laserscope. Pursuant to the Merger Agreement, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Laserscope and Laserscope will be the surviving corporation (the “Merger”) and an indirect, wholly-owned subsidiary of AMS. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held by Laserscope, AMS or Purchaser and Shares held by shareholders who have properly exercised dissenters’ appraisal rights under the California General Corporation Law) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $31.00 per Share in cash, or any higher price paid in the Offer, without interest and less any required tax withholdings. If, however, after consummation of the Offer, the Purchaser owns less than 90% of the then outstanding Shares, Laserscope’s shareholders must vote to approve the Merger pursuant to California General Corporation Law Section 1101, and a significantly longer time period will be required to effect the Merger. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.
     Concurrently with the execution and delivery of the Merger Agreement, AMS entered into Shareholder Agreements with each of Laserscope’s directors and certain of its executive officers (the “Supporting Shareholders”). Pursuant to the Shareholder Agreements, the Supporting Shareholders have agreed, among other things, to tender into the Offer, and not withdraw, all outstanding Shares they hold of record or beneficially own (other than any Shares for which beneficial ownership is disclaimed by these shareholders), to vote all such Shares in favor of the approval of the Merger Agreement and the Merger, to the extent shareholder action is required by applicable law, and to refrain from transferring any such Shares prior to the consummation of the Merger except in limited circumstances. The Shareholder Agreements also irrevocably appoint AMS as the Supporting Shareholders’ proxy to vote all their Shares in the manner specified in the Shareholder Agreements. The Shares represented by the Shareholder Agreements constitute approximately 3.6% of the Shares and options to acquire Shares outstanding as of June 1, 2006.
     The Board of Directors of Laserscope has unanimously (1) determined the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to be advisable and in the best interests of Laserscope and its shareholders, (2) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (3) determined that it was in the best interests of Laserscope and its shareholders to enter into the Merger Agreement and consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement, and (4) recommended that Laserscope shareholders accept the Offer and, to the extent shareholder action is required by applicable law, approve and adopt the Merger Agreement and the transactions contemplated thereby.
     The Offer is conditioned upon there being validly tendered and not withdrawn prior to the Offer’s Expiration Date (defined below), a number of shares which, together with the Shares then owned by AMS and Purchaser, constitute at least ninety percent (90%) of the total number of “fully diluted shares,” as defined in the Merger Agreement (the “Minimum Condition”). The Offer is also conditioned upon the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and similar statutes or regulations of foreign jurisdictions, and other terms and conditions set forth in Section 15 of the Offer to Purchase. If the Minimum Condition is not satisfied by the Expiration Date, Purchaser may, and in certain events will be required to, extend the Offer as described in the Offer to Purchase. If any condition to the Offer other than the Minimum Condition (after giving effect to any reduction thereto required by the Merger Agreement) is not satisfied by the Expiration Date, Purchaser is required to extend the Offer until the earlier of the removal or waiver of such condition or the termination of the Merger Agreement. If the Offer is extended, Purchaser will, subject to the terms of the Offer (including withdrawal rights as set forth below), retain all tendered Shares until the expiration of the Offer as so extended. If the Offer expires prior to its consummation, Purchaser will return all tendered Shares to tendering shareholders.
     The term “Expiration Date” means 12:00 midnight, Central Time, on July 12, 2006, unless and until AMS or Purchaser, in their sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by AMS or Purchaser, shall expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission, applicable law and the terms of the Merger Agreement, AMS and Purchaser expressly reserve the right, in their sole discretion, at any time, from time to time, to extend the period of time during which the Offer is open by giving written or oral notice of such extension to the Depositary. Any such extension will be followed as promptly as possible by a public announcement, not later than 9:00 a.m., Central Time, on the next business day after the day on which the Offer is scheduled to expire. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw its Shares.
     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral followed by written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer.
     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for all tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing the Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (2) a Letter of Transmittal to tender Shares (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal, and (3) any other documents required by the Letter of Transmittal. Under no circumstances will any interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making such payment.
     In order to facilitate the satisfaction of the Minimum Condition, as part of the Merger Agreement, Laserscope granted Purchaser an irrevocable option to purchase the number of newly-issued Shares that, when added to the number of Shares owned by Purchaser following completion of the Offer, results in Purchaser owning 90% of the fully diluted shares (the “Top-Up Option”). However, the number of Shares subject to the Top-Up Option is limited to the number of Shares authorized and available for issuance and, in any event, cannot exceed 19.9% of the total number of Shares outstanding immediately prior to the issuance (collectively, the “Top-Up Limitations”).
     If, at the initial expiration of the Offer or any permitted or required extension thereof, the Minimum Condition is not satisfied but at least 49.9% of the fully diluted shares have been validly tendered and not properly withdrawn, then Laserscope has the right to require Purchaser to exercise the Top-Up Option, but only to the extent that doing so, after giving effect to the Top-Up Limitations, would result in Purchaser owning 90% of the fully diluted shares. In such event, Purchaser would be obligated to reduce the Minimum Condition to the percentage of the fully diluted shares then tendered and consummate the Offer, subject only to removal or waiver of any other outstanding conditions to the Offer.

     However, if at the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn is greater than 49.9% of the fully diluted shares but less than the percentage of the fully diluted shares necessary to require the exercise of the Top-Up Option, then Laserscope has the right to require Purchaser to waive the Minimum Condition and amend the Offer to reduce the number of Shares that Purchaser is required to purchase in the Offer to 49.9% of the fully diluted shares (the “Revised Minimum Condition”).
     In the event the Revised Minimum Condition becomes applicable to the Offer, Purchaser would be obligated to consummate the Offer as to the number of Shares constituting 49.9% of the fully diluted shares, subject only to removal or waiver of any other outstanding conditions to the Offer. In such event, if more than 49.9% of the fully diluted shares have been validly tendered and not withdrawn as of the expiration of the Offer, the number of Shares purchased from each tendering shareholder will be reduced by the same proportion as applicable to all other tendering shareholders.
     Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable, Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after August 13, 2006.
     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from the name of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser or its designee, in its sole discretion, which determination shall be final and binding. None of Purchaser, AMS, the Dealer Manager, the Depositary, the Information Agent, Laserscope or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     Laserscope has provided Purchaser with its shareholder list and security position listings for the purpose of disseminating the Offer to shareholders. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may request additional copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent, the Dealer Manager or their broker, dealer, commercial bank or trust company. Such additional copies will be furnished at Purchaser’s expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
17 State Street — 10th Floor
New York, NY 10004
Banks and Brokers Call 212.440.9800
All others call Toll-Free 1.866.695.6069
The Dealer Manager for the Offer is:
800 Nicollet Mall, Mailstop J12S03
Minneapolis, Minnesota 55402
Call Toll Free (877) 371-5212
June 14, 2006

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